UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Launches New Products That Smarten up Digital Commerce Investments

During VTEX DAY, one of the world’s most important digital commerce events, VTEX is launching five new products to further modernize digital commerce architecture and reduce maintenance costs

NEW YORK--(BUSINESS WIRE)--June 5, 2023--VTEX (NYSE: VTEX), the global enterprise digital commerce platform, is presenting five new products during VTEX DAY 2023. The new products help companies compose commerce architectures and experiences that boost operational efficiency and create new sales channels.

Retail and ecommerce are living in a new era where efficiency is the top priority. After experiencing the rapid growth of the last few years (2020 and 2021), 37% of global retailers are not meeting their profitability goals1. The industry is facing significant challenges, such as inflation, a 22% increase in retail inventory levels since the end of the pandemic2, changing buyer behavior (for example, 83% of B2B buyers now prefer to shop via digital channels)3, higher customer acquisition costs, among others. "We are at a turning point. Ecommerce leaders need to re-evaluate their digitalization investments to focus on what really pays back: customer acquisition and loyalty, inventory optimization, and reducing tech maintenance costs," says Santiago Naranjo, Chief Revenue Officer (CRO) at VTEX. "We are very proud to offer a composable and complete platform that significantly enhances sales efficiency, enabling merchants to surpass market growth averages and achieve remarkable results," he adds.

In this context, the platform is launching five products to help brands and retailers modernize their commerce technology stacks and smarten up their digital commerce investments. The new products promise to unlock growth opportunities for customers and partners in the robust VTEX ecosystem. These are this year's launches:

VTEX Sales App is the new omnichannel product accelerating the connection between digital sales and brick-and-mortar stores. The tool enables sales associates to leverage the full potential of the retailer's physical and ecommerce operation, giving them access to inventory from all physical stores, distribution centers, partner sellers and suppliers, access to customers' previous purchase data (from both ecommerce and physical stores), insights on abandoned carts, and providing visibility into customer behavior. With the app, the sales associates can provide better customer support, capture more sales, and increase basket size, giving the salesperson the upper hand in any customer negotiation.

One of the biggest differentiators of VTEX Sales App is the ability to access inventory from any channel and avoid missing sales using an endless aisle strategy. From the ecommerce inventory to the entire network of physical stores and even the inventory of the retailers’ partner sellers and suppliers if they operate a marketplace model. VTEX Sales App is a single product that integrates the retailer's entire operation, regardless of the channel.

"With the omnichannel approach, our physical stores currently influence over a third of our digital sales and we intend to keep growing. Now we can always answer 'yes' to our customers. It is either 'yes, we have it in-store' or 'yes, we have it on demand.' But it is 'yes' or 'yes.' The VTEX Sales App is key to ensure the best customer experience and satisfaction; even if a product is out of stock in one location, we can quickly find it in another," says Robin Drogat, Omnichannel Experience leader at Decathlon, one of the largest sporting goods retailers in the world.

Finally, VTEX Sales App also shows a complete real-time dashboard to manage the sales reps’ performance. Sales associates can track their results, and managers can create financial incentives and campaigns to increase their teams' productivity. All of that in the same app.

But to run a real omnichannel operation, it is also necessary to optimize the steps taken after the online order is placed—picking, packing, and delivery. When retailers make physical outlet inventories available in other channels, these stores need to become true distribution centers. That's why VTEX created VTEX Pick and Pack, an end-to-end logistics solution that enables a quick implementation of a fulfillment operation in brick-and-mortar stores.

With a simple and intuitive mobile experience, VTEX Pick and Pack combines one app for store teams to pick and pack products and another for drivers to make deliveries. This tool makes it possible to perform order fulfillment tasks more quickly and efficiently. Additionally, the product is already connected with VTEX's OMS (Order Management System), so the implementation is simple, without the need of any middleware or glue code.

This entire process happens in real-time, and the store operations manager can track the performance of the process at all levels—from the store associate to each of the stores in your network and even the delivery driver. All is done through performance dashboards in the VTEX Admin so performance issues can be adjusted quickly.

VTEX is also introducing another feature for optimizing delivery to end customers. The VTEX Shipping Network now has an easier way to leverage the most used carrier in Brazil: the national postal services company, Correios. It is a plug-and-play experience that can be activated and configured with just a few clicks directly in the platform's Admin.

The VTEX Shipping Network connects Brazilian retailers with a network of carriers and better pricing. This new integration will automatically update the customer's platform information, such as delivery status and tracking for each order, order labels, and shipping rate tables, as updated by Correios. Due to VTEX's large footprint and large volume of orders passing through its platform in the region, it can offer special prices in partnership with Correios — and the merchant can calculate their savings and activate the new contract directly through the platform in a matter of clicks.

These new products help reduce manual labor and integration efforts and scale up a merchants’ operation faster. Besides managing everything from the VTEX Admin, the merchants can also use APIs to integrate with their WMS and ERP.

Excellence in customer service

In the last year, VTEX launched solutions such as Live Shopping to offer its clients tools that help them increase organic traffic in their proprietary channels and the lifetime value of end customers. During VTEX DAY 2023, the company is announcing a new feature to increase engagement, loyalty, and sales in digital stores.

VTEX Personal Shopper allows retailers to increase sales and average tickets for their online orders. VTEX's new app enables companies to offer exclusive one-to-one customer service through live-stream videos. When the customer requests assistance, the dedicated salesperson connects via video through the VTEX Admin. From there, the sales rep can select and send products to the customer, who can add them to the cart on the spot.

Finally, Extensions Hub is the new version of VTEX’s app store, where retailers can expand their offering by adding solutions from partners developed with VTEX IO. Now, retailers can find and configure partner solutions, all without leaving the VTEX Admin and pay for everything as part of their VTEX invoice. With this, integrations are now in the hands of the retailer in a scalable and secure way, representing another step in VTEX’s vision of building a live, connected ecosystem.

"We are certain these new products drive smarter decisions and increased efficiency for VTEX clients. And since we are committed to our vision of being the backbone for connected commerce, we are already working on future innovations. For customers connecting their entire digital commerce operation, we are working on tools for AI-powered merchandising, as well as exploring the power of artificial intelligence to streamline the buying journey across channels," says Naranjo.

During the event, VTEX also introduces new updates from several ecosystem partners. Google and VTEX, for instance, are announcing a partnership that will allow more than 3 thousand ecommerce companies worldwide to add the "Pay with Google Pay" button as a payment method on their checkout page. In practice, this makes life easier for merchants and retailers, as the feature will be available natively in VTEX, allowing integration in a few seconds directly in the platform Admin. This is an opportunity to increase sales since Google Pay makes it quick and easy for customers to pay.

"This partnership is very important as it enables Google to connect buyers and sellers more easily through a fluid and secure experience, which improves the payment experience for consumers significantly, thus also creating opportunities to increase sales," says Natacha Litvinov, head of Payment and Operation Strategies at Google.

To know more about VTEX’s top releases that help merchants get smart about their digital commerce investments and find new growth opportunities, visit bit.ly/VTEXDAY23launches.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where forward-thinking CEOs and CIOs smarten up their investments. Our composable and complete platform helps brands and retailers modernize their stack and reduce maintenance costs by rapidly migrating from legacy systems, connecting their entire value chain, and making inventory and fulfillment their strength.

As a leader in digital commerce, VTEX is trusted by more than 2,600 B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

About VTEX DAY

VTEX DAY is one of the world’s most important digital commerce events. The 14-year-old event is extremely important for the entire digital commerce ecosystem, as it brings together clients, suppliers, and influencers—the most important names in retail—to present their solutions and updates, exchange knowledgeable lessons, debate trends, strengthen networking, and gain insights to improve business. In 2023, the VTEX DAY will take place on June 5 and 6 in São Paulo (at the São Paulo Expo) and will be even more innovative and technological than in previous years. This year's theme is "The Day to Make It Happen." This edition will have eight content stages, distributed in five pavilions, and 30 thousand people are expected. VTEX DAY 2023 has AWS as the lead sponsor in the Pink Diamond category and Adyen and Magalu as Ruby sponsors. Learn more at vtexday.com.br.

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1tps://www.retailtouchpoints.com/topics/customer-experience/ecommerce-profitability-growth-omnichannel-customer-experience
2tps://www2.census.gov/mtis/historical/mtis2210.pdf
3tps://www.gartner.com/en/newsroom/press-releases/2022-06-22-gartner-sales-survey-finbds-b2b-buyers-prefer-ordering-paying-through--digital-commerce

All information and numbers in this text were updated, provided, and approved by the mentioned customers.

We thank you for writing VTEX correctly, all in uppercase, no matter if it appears at the beginning, middle, or end of a sentence.

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 05, 2023

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer